  Exhibit 99.1

High Tide Announces Launch of Queen of Bud Branded White Label Products in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023, to its short form base shelf prospectus dated August 3, 2023.

CALGARY, AB, Sept. 12, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis stores in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario will begin the sale of exclusive Queen of Bud branded 12 oz Black Obsidian, Rose Quartz and Clear Quartz Crystal Smoke Eliminating candles tomorrow. Further SKUs of Zippo lighters and a cutting-edge selection of pre-rolls will launch in quick succession in provinces where regulations permit the sale of white-label cannabis products. This announcement follows the closing of the Company's acquisition of the Queen of Bud Brand, IP, trademarks and other assets in March 2024 and Alberta's subsequent decision to permit the sale of white-label cannabis products this past May, which opened the Company's largest bricks-and-mortar market to Queen of Bud's innovative products.

High Tide Inc., September 12, 2024 (CNW Group/High Tide Inc.)

"Our announcement today follows Alberta's decision to allow white label sales and underscores how timely our strategic acquisition of the Queen of Bud brand was. The thoughtfulness and diligence of our team have brought these highly differentiated and unique products to market for our ELITE and Cabana Club members, starting tomorrow. New and innovative cannabis products, such as raspberry chocolate diamond infused rose petal blunts and a mango honey live rosin chamomile petal blunt, will launch in the coming weeks, as these products are accepted by provincial wholesalers," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"I am so proud to showcase these beautifully crafted and cutting-edge products in our Cabana's. The Queen of Bud brand will play a large part in our broader white label strategy, creating a higher margin opportunity to strengthen our bottom line. This will help further diversify our revenue streams as we work towards our goal of having our house brands represent 20-25% of all our in-store cannabis SKUs within the next three to five years," added Mr. Grover.

Queen of Bud Luxury Crystal Smoke Eliminating Candles Launching Tomorrow

Starting tomorrow, ELITE and Cabana Club members will be able to purchase Queen of Bud Crystal Smoke Eliminating candles infused with the energy of Black Obsidian, Rose Quartz or Clear Quartz. These smoke-eliminating candles are delicately scented and decorated with real crystals, flowers and gold foil. Timeless and elegant, the candles are wrapped in a Queen of Bud branded gift box and add a touch of luxury.

Premium Lighters and Cannabis SKUs Launching This Fall

ELITE and Cabana Club members will soon have access to the Queen of Bud premium branded refillable lighters. These branded lighters are manufactured by Zippo, a name synonymous with the gold standard for beautiful designs with a best-in-class reputation. Apart from being the manufacturer, Zippo has also licensed the Queen of Bud brand, meaning that these products will now be featured in their prestigious spring catalogue, which has distribution in over 170 countries. With over a year of meticulous design, every detail in these lighters was crafted with meaning and inspiration.

Alberta, Saskatchewan, Manitoba and Ontario Canna Cabana locations will launch Queen of Bud cannabis products in the coming weeks. The following SKUs will be rolled out across the Canna Cabana store network as they are accepted by provincial wholesalers:

Fit Queen Pre-Workout Minty Lime Zest Pre- Rolls	Our journey begins with a pack of pre-rolls, thoughtfully blended with CBD, THCV, and Humulene, infused with a Zesty Mint Lime terpene blend. These pre-rolls come in a four- pack of 0.5g
Yellow Topaz Live Rosin Chamomile Petal Blunt	This handcrafted blunt features a smooth chamomile petal cone paired with our rich Mango Honey Bliss terpene blend
Red Jasper Diamond Infused Rose Petal Blunts	These stunning rose petal pre-rolls are handcrafted from organic roses and infused with decadent Raspberry Chocolate Temptation Diamonds
Clear Quartz & Black Obsidian Diamond Infused Pre-Roll	The Clear Quartz crystal with a sativa- dominant cultivar is paired with the Black Obsidian crystal with an indica-dominant cultivar for a balanced effect
Rose Quartz Double Infused Diamond Coated Pre-Roll	The world's first all-natural, rose-infused pink diamond-coated pre-roll, offering a sweet Strawberry Basil Lemonade terpene infusion
Crystal MultiPack Pre-Roll	Discover the magic of our Crystal Multipack
Pre-rolls, featuring two of each variety
inspired by Rose Quartz, Blue Topaz,
Sunstone, and Aventurine. Infused with 100%
plant-derived botanical terpenes and carefully
curated strains

ABOUT QUEEN OF BUD

Queen of Bud is High Tide's premium Canadian cannabis in-house brand built on the idea that changing your perspective can help you change anything, and that life is an adventure to be relished through quality experiences that energize and enrich your senses. The brand's success is rooted in delivering cannabis products of the highest quality that's effects are paired to a crystal known to have similar effects. Each product is made with exceptional attention to detail and is inspired by the 10 magical intentions and energies of their crystal lines like Rose Quartz, Amethyst, Shungite, Blue Topaz, Sunstone, Clear Quartz, Black Obsidian, Aventurine, Yellow Topaz and Red Jasper.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 183 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

________________________________ [1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our stores beginning to sell various SKUs, the launch of white-label products in provinces where regulations allow, the ability to diversify our revenue streams, and the Company's ability to reach our goal of having 20-25% of our products being in-house brands within 3-5 years. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 12-SEP-24